Exhibit 3.2.1

AMENDMENT TO
BYLAWS
OF
BE RESOURCES INC.

Section 1, Paragraph A of Article II of the Bylaws of BE Resources Inc., a Colorado corporation (the “Corporation”), is replaced in its entirety as follows:

A. Time and Place. The Annual Meeting of the Shareholders of the Corporation, commencing with the year of incorporation, shall be determined by the Board of Directors on a date not less frequent than once during every calendar year.